Bluerock Institutional High Income Credit Fund

CCO Fund Agreement

SERVICES AGREEMENT

This Services Agreement (“Agreement”), by and between Vigilant Compliance, LLC, with an address at Gateway Corporate Center, Suite 216, 223 Wilmington West Chester Pike, Chadds Ford, Pennsylvania 19317 (“Vigilant”), and Bluerock Institutional High Income Credit Fund (the “Fund”), with an address at 1345 Avenue of the Americas, 32nd Floor, New York, NY 10105.

Background

A.	The Fund desires to retain Vigilant to provide Services (as such term is defined in Section 1 below) to Fund, which will include providing an individual to serve as Chief Compliance Officer (“CCO”) of the Fund for purposes of the Fund’s compliance with SEC Rule 38a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

B.	Vigilant agrees to provide Services to the Fund, subject to the terms and conditions hereof.

Terms

1.	Services. Vigilant agrees to provide to the Fund the following services (the “Services”):

a.	Vigilant shall provide a Vigilant professional to serve as CCO to assist the Fund in meeting its compliance obligations pursuant to Rule 38a-1 under the 1940 Act by administering and enforcing the Fund’s compliance program; and

b.	Vigilant agrees to provide to the Fund the following CCO services (the “CCO Services”) as follows:

(1) Board Meetings and Reporting. (i) Make regular reports to the Board of Trustees of the Fund (the “Board”) regarding its administration and enforcement of the Fund’s compliance program (at least quarterly or as otherwise required by the Board); (ii) attend or participate in each regular quarterly meeting and special meetings of the Board; and (iii) attend the annual meeting of the Board in-person.

(2) Annual CCO Report. Prepare for the Board, no less frequently than annually, a written report to the Board (“Report”) which addresses at a minimum: (i) the operation and effectiveness of the policies and procedures of the Fund and Service Providers pursuant to Rule 38a-1 under the 1940 Act (the “Policies and Procedures”) since the date of the last Report to the Board; (ii) any material changes to the Policies and Procedures since the date of the last Report; (iii) any recommendations for material changes to the Policies and Procedures as a result of the annual review; and (iv) any material compliance matters since the date of the last Report. For purposes of this Agreement, the term “Service Provider” shall mean each of the following service providers retained by the Fund: the Fund’s investment adviser, Fund accountant, transfer agent, and principal underwriter.

© Copyright 2019 Vigilant Compliance, LLC

Bluerock Institutional High Income Credit Fund CCO Agreement

Bluerock Institutional High Income Credit Fund

CCO Fund Agreement

(2) Code of Ethics Monitoring. Vigilant will obtain necessary Code of Ethics documentation, as needed, from the Fund’s Independent Trustees.

(3) Oversight of Fund and Fund Service Providers. Oversee adherence to the written compliance policies and procedures of the Fund service providers, including investment adviser, any sub-adviser, the distributor, fund administrator, and transfer agent (the “Service Providers”) including:

(i) Review the written compliance policies and procedures of the Service Providers; as necessary, interact with representatives of the Service Providers; (iii) obtain representations from each Service Provider or report to the Board the Service Provider’s failure to provide such representations that (1) the Service Provider has prepared and delivered to the Fund a summary of core services that it provides to the Fund or, if no such summary is available, that it has delivered to the Fund copies of the relevant policies and procedures; (2) that any revisions to its written compliance policies and procedures will be delivered outlined, summarized or communicated to the Fund on at least an annual basis; (3) Service Provider’s written compliance policies and procedures have been reasonably designed to prevent, detect and correct violations of the applicable Federal Securities Laws; (4) and correct violations of those applicable Federal Securities Laws related to the services performed by the Service Provider pursuant to the applicable agreement between the Service Provider and the Fund.

c.	Vigilant will provide a Vigilant professional to serve as the Anti-Money Laundering Officer for the Fund to assist the Fund in meeting its anti-money laundering (“AML”) and customer identification program (“CIP”) compliance obligations under the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and all applicable regulations. The duties of the Anti-Money Laundering Officer, include, but are not limited to: (1) monitoring the performance of the Fund’s service providers in assisting the Fund in meeting its AML and CIP obligations; (2) reviewing any independent testing of AML and CIP procedures adopted by the Fund and/or its Service Providers; (3) discussing and reviewing any issues relating to suspicious activities with management of the Fund, legal counsel to the Fund, and personnel of the Fund’s Service Providers assisting the Fund in meeting its AML and CIP obligations; (4) modifying the Fund’s AML and CIP policies and procedures as needed; (5) reviewing AML and CIP issues as they arise for the Fund; and (6) reviewing AML and CIP reports produced for the Fund by the Service Providers. The fee to serve as AML Officer is $750 per month; and

2.	Staff. Fund shall provide reasonable accommodation of and response to Vigilant Compliance staff requests to support its performance of Fund CCO duties.

3.	Term. The term shall commence on a date mutually agreed with the Fund, following the approval of the CCO by the Board, including a majority of Independent Trustees, and shall continue in effect until one year from the date thereof, and shall thereafter automatically renew in one year increments unless earlier terminated by (a) the Fund upon thirty (30) days’ prior written notice to Vigilant. Vigilant acknowledges and agrees that the Board shall review this Agreement on an annual basis, and continuation of the Agreement and total compensation paid by the Fund for CCO Services is subject to Board approval.

© Copyright 2019 Vigilant Compliance, LLC

Bluerock Institutional High Income Credit Fund CCO Agreement

Bluerock Institutional High Income Credit Fund

CCO Fund Agreement

4.	Fees and Expenses.

(a) One-time Start Up Fee -Waived;

(b) Subject to the annual review and approval by the Board, the Fund shall pay Vigilant a Fee of $3,500 per month for CCO Services, which is payable monthly in advance by ACH on the first day of each month for assets as set forth below.

Gross Assets	Monthly Fee
Up to $200 Million	$3,500
Between $200 Million and $500 Million	$4,500
Between $500 Million and $1 Billion	$5,000

For assets above $1 Billion add $500 per month to the monthly fee in increments of $500 Million in AUM. The above rates will increase by 3% annually.

(c) Regulatory Response Time. SEC Examinations or Matters, DOL Internal Audits, Outside (non-Vigilant) Compliance Reviews, Federal Reserve or OCC Reviews, and other Regulatory Reviews will be billed at Vigilant’s applicable hourly rates.

(d) Expenses. The Fund will pay reasonable out of pocket and travel expenses incurred Vigilant in the performance of its duties under this Agreement, which include, parking, tolls, train, air and related travel expenses, mileage (at the standard allowable mileage rate).

5.	Insurance Coverage. The Vigilant CCO will be covered by the Fund’s Errors and Omissions insurance, which insurance shall be at the same levels and upon the same terms of coverage as for the other Fund’s officers and shall be reasonable and adequate in his capacity.

6.	Liability; Indemnification. The Fund shall indemnify and hold harmless Vigilant, its employees, and agents, (collectively “Vigilant”) from all actual claims, actual liabilities, reasonable attorneys’ fees, actual judgments, actual expenses and actual charges (collectively “Losses”) in connection with the performances of services herein. In no event shall any party be liable for special, consequential, exemplary or punitive damages. The liability of Vigilant shall in no event exceed 50% of the amount paid to Vigilant in the prior year of service, regardless of the claim or legal theory set forth by any party.

7.	Cooperation. Fund will use commercially reasonable efforts to secure the cooperation of its officers, employees, agents and Service Providers, and will use best efforts to cause such parties to provide the requested information to Vigilant in a prompt manner.

© Copyright 2019 Vigilant Compliance, LLC

Bluerock Institutional High Income Credit Fund CCO Agreement

Bluerock Institutional High Income Credit Fund

CCO Fund Agreement

8.	Consultations with Counsel. The CCO shall be permitted to consult counsel at the cost of the Fund relating to Fund matters should such consultation become necessary. The CCO will first consult legal counsel to the Fund in such circumstances, and, if necessary, after prior notice to the Fund, may consult other legal counsel at the cost of the Fund.

9.	Taxes. Vigilant shall be responsible for compliance with all local, state and federal rules, laws and regulations applicable to Services and payment of all taxes, such as income, unemployment, social security and other similar taxes, applicable to Services.

10.	Additional Advisers. If the Fund materially modifies its business, the parties will in good faith negotiate a new fee relating to additional services related thereto.

11.	Other Service Providers. Vigilant acknowledges that the Fund may engage various entities as Service Providers, and the services required to be performed pursuant to the Fund’s contract therewith shall continue to be performed by such Service Providers as determined by the Fund. The Fund may also make changes related to the Service Providers, but such changes will not be deemed to impose additional duties upon the CCO.

12.	Breach. If Vigilant fails to deliver the specific services set forth herein and acts in a negligent manner, Vigilant shall be given thirty (30) days written notice to cure. If Vigilant fails to cure within thirty (30) days after written notice to Vigilant, the Fund shall have the right to terminate this Agreement.

13.	Documents and Records. The Fund shall be responsible for maintaining all books and records of the Fund as required by the Investment Company Act of 1940 and other applicable laws.

14.	Work Product and Intellectual Property Rights. All work performed at the direction of the Fund and its officers, shall be the property of the Fund and Vigilant.

15.	Confidentiality.

(a) All information of or pertaining to Adviser, its clients or any of its affiliates shall be kept confidential.

(b) With the exception of all proprietary information of Adviser, its clients and its affiliates, which shall be protected in all circumstances, no information shall be within the protection of this Agreement where such information: (i) is or becomes publicly available through no fault of Vigilant; (ii) is made public by Adviser without restriction; or (iii) is rightly obtained from a third party not subject to confidentiality restrictions.

16.	Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Pennsylvania, without respect to principles regarding conflicts of law.

17.	Severability; Non-Solicitation. No Waiver. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision. If any provision of this Agreement is deemed invalid or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect. No delay or omission on the part of a party to this Agreement in exercising any right hereunder shall operate as a waiver thereof or of any other right. Fund shall not solicit any Vigilant employee or agent to work for Fund or any affiliate, and Fund shall not hire any Vigilant employee during the term of this agreement or for 24 months thereafter.

© Copyright 2019 Vigilant Compliance, LLC

Bluerock Institutional High Income Credit Fund CCO Agreement

Bluerock Institutional High Income Credit Fund

CCO Fund Agreement

18.	Entire Agreement; Assignment. This is the entire Agreement between the parties with regard to the Services. This Agreement may only be modified or amended, if such modification or amendment is made in writing and signed by authorized representatives of both parties or if such changes are approved by the Board. This Agreement may not be assigned without the written consent of the other party and any such assignment shall be void.

19.	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

20.	Non-exclusivity. This Agreement is not exclusive and the Fund recognizes that Vigilant may provide similar services to other persons or entities.

21.	No Partnership. This Agreement is not intended to constitute, create, give effect to or otherwise recognize a partnership, joint venture, or other form of business organization of any kind and the rights and obligations of the Fund and Vigilant shall be only those expressly set forth herein.

22.	Third Party Beneficiary. The parties understand and agree that there are no third party beneficiaries to this Agreement.

In Witness Whereof, the parties have executed this Agreement as of the date first set forth above.

VIGILANT COMPLIANCE, LLC		BLUEROCK INSTITUTIONAL HIGH INCOME CREDIT FUND

By:	/s/Salvatore Faia	By:	/s/ Jordan Ruddy

Salvatore Faia		Jordan Ruddy

President & CEO		President

Dated:	November 15, 2019	Dated:	November 15, 2019

© Copyright 2019 Vigilant Compliance, LLC

Bluerock Institutional High Income Credit Fund CCO Agreement